SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 13, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES 18% INCREASE IN DIVIDEND TO $285 MILLION PER YEAR
Calgary, Alberta (July 13, 2007) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $1.32 on Shaw’s Class B Non-Voting Participating Shares and $1.315 on Shaw’s Class A Participating Shares (on a pre-split basis). This represents an increase of 18% or $0.20 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence September 27, 2007.
Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.055 on Shaw’s Class B Non-Voting Participating Shares and $0.054792 on Shaw’s Class A Participating Shares, payable on each of September 27, 2007, October 30, 2007 and November 29, 2007 to all holders of record at the close of business September 15, 2007, October 15, 2007 and November 15, 2007, respectively, with each such per share amount reflecting the two-for-one stock split to occur on July 30, 2007.
Further to Shaw’s news release dated April 13, 2007, the already announced dividends of $0.092917 per Class A Participating Share and $0.093333 per Class B Non-Voting Participating Share, payable on July 31, 2007 to all holders of record at the close of business on July 15, 2007, will not be affected by the stock split. However, in order to reflect the stock split, the Board of Directors of Shaw has resolved to reduce by 50% the already announced dividends of $0.092917 per Class A Participating Share and $0.093333 per Class B Non-Voting Participating Share, payable on August 31, 2007 to all holders of record at the close of business on August 15, 2007. As a result, Shaw will pay on August 31, 2007 dividends on a post-split basis of $0.046458 per Class A Participating Share and $0.046667 per Class B Non-Voting Participating Share to all holders of record at the close of business on August 15, 2007.
The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca